UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.
(Translation of registrant's name into English)

8057 North Fraser Way
Burnaby, British Columbia, V5J 5M8, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [X ] Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

On September 22, 2022, Isaac Moss resigned as our Chief Administrative Officer and Corporate Secretary.

On September 22, 2022, following the resignation of Isaac Moss as the Chief Administrative Officer and Corporate Secretary, our board of directors appointed Dean Anthony Dent, II as our Corporate Secretary.

As a result, our current directors and officers are as follows:

Name and Position

Kevin Pavlov, President, Chief Executive Officer and Director

Mark Orsmond, Chief Financial Officer

Joseph Mitchell, Chief Operating Officer

Bal Bhullar, Chief Compliance Officer

Kim Brink, Chief Revenue Officer

Tony Dent, General Counsel and Corporate Secretary

Steven Sanders, Non-Executive Chairman and Director

Jerry Kroll, Director

Luisa Ingargiola, Director

Joanne Yan, Director

David Shemmans, Director

Michael Richardson, Director

William Quigley, Director

Dietmar Ostermannm, Director

The information in this Report of Foreign Private Issuer on Form 6-K is incorporated by reference into: (i) our registration statement on Form F-3 (333-229562), originally filed on February 8, 2019, and the prospectus thereto filed on March 1, 2019; (ii) our registration statement on Form S-8 (333-249321), originally filed on October 5, 2020; and (iii) our registration statement on Form F-3 (333-257292), originally filed on June 22, 2021, the prospectus thereto filed on June 30, 2021, and the prospectus supplement thereto filed on September 30, 2021.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

/s/ Kevin Pavlov

Kevin Pavlov
Chief Executive Officer

Date: September 22, 2022